UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PROTAGENIC THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74365N103

(CUSIP Number)

Garo H. Armen

3 Forbes Road

Lexington, MA 02421

212-994-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Louis Lombardo, Esq.

Meister Seelig & Fein LLP

125 Park Avenue, 7th Floor

New York, NY 10017

(212) 655-3500

February 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74365N103	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Garo H. Armen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,726,045 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,726,045 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,726,045 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.98% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes vested warrants to purchase 1,253,367 shares common stock, a convertible note which converts at the holder’s request into 160,000 shares of Common Stock, and options to purchase 766,666 shares of common stock. Does not include options to purchase 266,668 shares, which vest in equal monthly installments of 8,333 shares from May 21, 2020 through February 21, 2023.

(2) There are a total of 10,261,419 shares of common stock outstanding on February 21, 2020, without giving effect to the exercise of any options or warrants or the conversion of any convertible notes.

CUSIP No.: 74365N103	13D/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Garo H. Armen IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.43% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) There are a total of 10,261,419 shares of common stock outstanding on February 21, 2020, without giving effect to the exercise of any options or warrants or the conversion of any convertible notes.

CUSIP No.: 74365N103	13D/A	Page 4 of 5 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed jointly on February 16, 2016 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed jointly on June 212, 2016 (“Amendment No. 1”) (the Original Schedule 13D, as amended and supplemented by Amendment No. 1, the “Schedule 13D”), by Garo H. Armen, a citizen of the United States, and Garo H. Armen IRA (the “IRA”). Dr. Armen has sole voting and investment power with respect to all investments held by the IRA. Dr. Armen and the IRA are each referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons,” relating to the common stock, $0.0001 value per share (“Common Stock”), of Protagenic Therapeutics, Inc. (“Protagenic” or the “Company”), a corporation organized under the laws of Delaware. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

As of February 21, 2020, the Reporting Persons beneficially own an aggregate of 4,726,045 shares of Common Stock, representing approximately 37.98% of the issued and outstanding shares of Common Stock of the Issuer. Since Amendment No. 1, this amount represents a beneficial ownership increase of 931,321 shares of Common Stock (or approximately 7.48% of the issued and outstanding shares of Common Stock of the Issuer). This increase is attributable to Dr. Armen’s purchase of a convertible note in November 2019 which converts at his request into 160,000 shares of Common Stock, the vesting of options previously issued to Dr. Armen that have fully vested, and the grant of 300,000 stock options to Dr. Armen on February 21, 2020, 16,666 of which have vested or will vest within 60 days of the date of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

Since June 21, 2016, 750,000 options to purchase Common Stock that were previously issued to Dr. Armen have become fully vested.

On November 20, 2019, Dr. Armen purchased a promissory note in the original principal amount of $200,000 (the “Note”) using personal funds. The Note is convertible at Dr. Armen’s request into 160,000 shares of Common Stock.

On February 21, 2020, Garo H. Armen was granted ten-year options to purchase 300,000 shares of Common Stock, at an exercise price of $1.75 per share, under the Company’s 2016 Equity Compensation Plan of which, options to purchase 16,666 shares of Common Stock will vest within 60 days of the date of this Schedule 13D.

Item 4.	Purpose of Transaction

Dr. Armen purchased the Note as part of a private offering of promissory notes by the Company in order to provide the Company with working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following information:

The information contained in Item 3 is hereby incorporated herein by reference.

The Reporting Persons are the beneficial owners of 4,726,045 shares of Common Stock, which includes 2,296,012 shares of Common stock held of record by Dr. Armen, 250,000 shares of Common Stock held of records by Garo H. Armen IRA, vested warrants held by Dr. Armen to purchase 1,253,367 shares of Common Stock, a convertible note held by Dr. Armen which converts at his request into 160,000 shares of Common Stock and vested options (or options which vest within 60 days of the date of this Schedule 13D) granted to Dr. Armen to purchase 766,666 shares of Common Stock. These 4,726,045 shares (the “Shares”) of Common Stock (including the shares issuable upon the exercise of the aforementioned warrants and options) represents approximately 37.98% of the Company’s outstanding shares of Common Stock. This percentage assumes that 10,261,419 shares of Common Stock were outstanding as of February 21, 2020.

Dr. Armen has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

CUSIP No.: 74365N103	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2020

/s/ Garo H. Armen
Garo H. Armen, Ph.D.

Garo H. Armen IRA

By:	/s/ Garo H. Armen
Garo H. Armen, Ph.D.